

November 10, 2010

Mr. Wayne E. Larsen
Vice President Law/Finance & Secretary
Ladish Co., Inc.
5481 South Packard Avenue
Cudahy, Wisconsin 53110

> **Re: Ladish Co., Inc.**
> **Form 10-K for the Fiscal Year Ended December 31, 2009**
> **Forms 10-Q for the Fiscal Quarters Ended March 31, 2010 and June 30, 2010**
> **File No. 001-34495**

Dear Mr. Larsen:

We have reviewed your filings and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by providing the requested information or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing the information you provide in response to these comments, we may have additional comments.

Form 10-K for the Fiscal Year Ended December 31, 2009

Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations, page 14

Results of Operations, page 15

1.   In future annual and quarterly filings please:
- expand your discussion of net sales to address and quantify the impact that volume sold and/or selling price had on fluctuations in sales from period-to-period;
- discuss and quantify your raw material costs, energy costs, and any other costs that significantly impact changes in cost of sales from period-to-period; and
- quantify the significant reasons you identify for changes in your SG&A expenses.
See Sections 501.04 and 501.12 of the Codification of Financial Reporting Policies for guidance. As part of your response, please provide us with your expected disclosure revisions.

Liquidity and Capital Resources, page 17

2.   In future filings, please disclose the reasons for the changes in working capital from period-to-period, including discussing the primary reasons for material fluctuations in accounts receivable, inventories, and accounts payable and accrued liabilities as applicable. See Section 501.13.b.1 of the Codification of Financial Reporting Policies for guidance. As part of your response, please provide us with your expected disclosure revisions.

Item 9A. Controls and Procedures, page 22

Evaluation of Disclosure Controls and Procedures, page 22

3.   Please confirm that there were no changes in your internal control over financial reporting, during the quarter ended December 31, 2009, that materially affected, or was reasonably likely to materially affect your internal control over financial reporting. In addition, please revise future annual filings to provide the disclosure required by Item 308(c) of Regulation S-K.

Financial Statements, page F-1

Consolidated Statements of Cash Flows, page F-8

4.   In future filings, please revise your statements of cash flows to begin with "net income" as required by FASB ASC 230-10-45-28.

Note 2 – Summary of Significant Accounting Policies, page F-9

(d) Inventories, Page F-10

5.   We note your disclosure on page 12, which indicates your current capacity utilization at your facilities is approximately 50%. We further note that your sales and operations have been impacted by reduced demand. Please tell us your historical capacity utilization rates for each of your facilities and how these rates compare to your current utilization. In addition, please tell us if you have considered the guidance found in ASC 330-10-30-3 and whether you regard your current operating capacity as "normal". Please tell us and disclose how you are accounting for any abnormally low production levels and the amounts recognized in expense in any year presented.

(h) Revenue Recognition, page F-12

6.   Please quantify and disclose if material, the amount of by-product credits that have been offset against cost of goods sold for each period presented.

Note 7 – Income Taxes, page F-17

7.   We note you have reversed a valuation allowance relative to a manufacturing investment credit in Wisconsin during 2009. Please tell us and disclose in greater detail, the facts that have changed relative to this credit and why you believe the valuation allowance reversal is appropriate.

Note 8 – Pensions and Postretirement Benefits, page F-20

8.   It appears your pension assets relative to your accumulated benefit obligation are underfunded. Please expand your disclosure to discuss any catch-up contributions you may be required to make, as well as your plan's funding status under the Pension Protection Act of 2006. Please also disclose any plan restrictions that may be in effect given your current level of funding.

Note 13 – Earnings Per Share, page F-26

9.   In future filings, please disclose the number of shares that could potentially dilute earnings per share that were not included in the computation because to do so would be anti-dilutive. See FASB ASC 260-10-50-1(c) for guidance. We previously issued this comment in our letter dated June 19, 2009.

        We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

        In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Dale Welcome at (202) 551-3865 or Kevin Stertzel at (202) 551-3723 if you have questions regarding these comments.

Sincerely,

John Cash
Accounting Branch Chief